                                                                                                March 1, 2010

Keith A. O’Connell

Securities and Exchange Commission

Division of Investment Management

Washington, DC  20549

RE:       The American Independence Funds Trust
            SEC File Numbers: 811-21757; 333-124214 – Response to comments on 485A  filing submission number 0001324443-09-000088.

Dear Mr. O’Connell:

This letter provides you with our responses to comments you provided on February 17, 2009 to the 485A filed on December 31, 2009, with respect to the American Independence NestEgg Funds to update the Prospectus and to include Summary Prospectuses for the Funds.

COMMENTS

Move 2nd paragraph under Investment Objectives/Goals to the Strategy Section for all funds.

RESPONSE

Change has been made for all Funds.

COMMENTS

Remove footnote 1.

On the last footnote add that the expense limitation may be terminated only with the approval of the Board of Trustees.

RESPONSE

Footnote 1 has been removed for all Funds and the last footnote has been amended.

COMMENT

After second sentence under Principal Investment Strategies.  Clarify second sentence – more debt less equity.

RESPONSE

Clarification has been added.

COMMENT

State the quality and maturity of bonds in portfolio.

RESPONSE

Quality and maturity of bonds in portfolio has been added.

COMMENT

Define target date funds.

RESPONSE

Target date funds has been defined.

COMMENT

Insert glide path in each summary prospectus.

RESPONSE

Glide path has been moved to summary prospectuses.

COMMENT

Add additional risk under Principal Risk section that investors may lose money before or after target date.

RESPONSE

Change has been made.

COMMENT

Under derivative risk list types of derivatives the fund will invest in.

RESPONSE

Types of derivatives the Funds will invest in has been added.

COMMENT

Remove short sale risk.

RESPONSE

Short sale risk has been removed.

COMMENT

Move the section on Securities Lending Risk from the summary prospectus to the main part of the prospectus.  Discuss in letter to SEC previous comments on securities lending.

RESPONSE

Section on Securities Lending has been deleted from the prospectus.

COMMENT

The section on Past Performance should be consolidated into one or two sentences.

RESPONSE

Section has been consolidated.

COMMENT

Under Average Annual Total Returns remove the Dow Jones Index as a benchmark.  It is no longer needed.

RESPONSE

Reference to Dow Jones has been removed.

COMMENT

Under heading Determining when your order will be processed, change the first sentence to read as follows:

You can place an order to buy or sell shares at any time at the Fund’s next determined net asset value per share (“NAV”).

RESPONSE

Change has been made.

We also acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. We understand that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Funds may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            Please contact the undersigned at (646) 747-3477 should you have any questions regarding this letter.

                                                                                                                                                                                                                                                Sincerely,

                                                                                                /s/ Eric M. Rubin

                                                                                                Eric M. Rubin